UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CDK GLOBAL, INC.
(Name of Subject Company (Issuer))
CENTRAL MERGER SUB INC.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of
CENTRAL PARENT LLC
(Name of Filing Persons (Parent of Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12508E101
(Cusip Number of Class of Securities)
Dave Gregory
Doug Bayerd
Central Parent LLC
250 Vesey Street, 15th Floor
New York, New York 10281
212-417-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Leonard Kreynin
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

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Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), and Central Parent LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of CDK Global, Inc., a Delaware corporation (“CDK” and such shares, the “Shares”), at a price of $54.87 per Share, without interest, to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of April 7, 2022, by and among CDK, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.
SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.
SUBJECT COMPANY INFORMATION.

(a)   The subject company and the issuer of the securities subject to the Offer is CDK Global, Inc. Its principal executive office is located at 1950 Hassell Road, Hoffman Estates, IL 60169, and its telephone number is (847) 397-1700.
(b)   This Schedule TO relates to Shares. According to CDK, as of the close of business on April 18, 2022, there were (i) 116,699,802 Shares issued and outstanding, (ii) 1,575,168 Shares subject to issuance pursuant to outstanding options to acquire Shares, (iii) 1,927,302 Shares subject to issuance pursuant to outstanding restricted stock units, (iv) 231,597 Shares subject to issuance pursuant to outstanding deferred stock units and (v) 1,175,916 Shares subject to issuance pursuant to performance stock units (assuming achievement of performance metrics at the maximum level).
(c)   The information concerning the principal market, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
ITEM 3.
IDENTITY AND BACKGROUND OF FILING PERSON.

(a) – (c)   The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 4.
TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b)   The information set forth in Section 7 — “Certain Information Concerning the Company,” Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) – (7)   The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Shares; Dividends,” Section 11 — “The Merger Agreement; Other Agreements” Section 12 — “Purpose of the Offer; Plans for the Company” and Section 13 — “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d)   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
ITEM 8.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 9.
PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   The information set forth in Section 3 — “Procedures for Tendering Shares,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.
FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(a)
the consideration offered consists solely of cash;

(b)
the Offer is not subject to any financing condition; and

(c)
the Offer is for all outstanding securities of the subject class.

ITEM 11.
ADDITIONAL INFORMATION.

(a)   The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company,” Section 13 — “Certain Effects of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.
EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated April 22, 2022.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, published April 22, 2022 in The New York Times.
(a)(5)(A)	Press Release of CDK, dated April 7, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CDK with the Securities and Exchange Commission on April 7, 2022).
(a)(5)(B)	Press Release of Brookfield Business Partners L.P., dated April 7, 2022 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed by Brookfield Business Partners L.P. with the Securities and Exchange Commission on April 7, 2022).
(a)(5)(C)	LinkedIn Post (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed by Brookfield Business Partners L.P. with the Securities and Exchange Commission on April 8, 2022).
(a)(5)(D)	LinkedIn Post (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed by Brookfield Business Partners L.P. with the Securities and Exchange Commission on April 8, 2022).
(b)(1)*	Commitment Letter, dated as of April 12, 2022, among Central Parent LLC and certain other parties.
(d)(1)	Agreement and Plan of Merger, dated April 7, 2022, by and among CDK, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CDK with the Securities and Exchange Commission on April 8, 2022).
(d)(2)*	Confidentiality Agreement, dated as of January 25, 2022, between CDK and Brookfield Capital Partners LLC.
(d)(3)*	Equity Commitment Letter, dated April 7, 2022, among Brookfield Asset Management, Inc., Brookfield Capital Partners VI L.P. and Central Parent LLC.
(d)(4)*	Limited Guarantee, dated April 7, 2022, among Brookfield Asset Management, Inc., Brookfield Capital Partners VI L.P. and CDK.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing fee table.

*
Filed herewith.

ITEM 13.
INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 22, 2022
CENTRAL MERGER SUB INC.
By:
/s/ David Gregory

Name: David Gregory
Title: Managing Partner
CENTRAL PARENT LLC
By:
/s/ David Gregory

Name: David Gregory
Title: Managing Partner